Morgan Stanley U.S. Government Securities Trust
Item 77.I. Terms of New or Amended Securities
The Fund made changes with regard to its conversion feature with respect to Class A being converted to Class I shares for Class A shares held in certain fee based advisory programs. The Fund made this change in a supplement to its Prospectus filed via EDGAR with the Securities Exchange Commission on July 2, 2015
(accession number 0001104659-15-049569).